EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three months ended
(Dollars in millions)	March 31, 2006	March 31, 2005
Earnings:
Income before assessments	$162	$85
Fixed charges	2,393	1,173

Total earnings	$2,555	$1,258

Fixed charges:
Interest expense	$2,393	$1,173
Estimated interest component of net rental expense[1]	—	—

Total fixed charges	$2,393	$1,173

Ratio of earnings to fixed charges	1.07	1.07

1	Represents an estimated interest factor.